SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR 3 RUNWAY SOLUTION

Ryanair's Kenny Jacobs said:

"Ryanair believes that the proposed Heathrow runway - which won't be delivered for 10 or 15 years - won't solve the runway capacity crisis in the South East. Ryanair strongly advocates taking politicians out of runway decision making and allowing each of the three London airports, Heathrow, Gatwick and Stansted, to build 3 competing runways which will solve the capacity crisis in the South East for the next 100 years, while at the same time allowing competition between the airports to deliver this capacity efficiently. It remains a fact that additional runways in Stansted and Gatwick can and will be delivered much earlier than any Heathrow third runway."

For further information

please contact:         Robin Kiely                         Joe Carmody
                                    Ryanair Ltd                         Edelman Ireland
                                   Tel: +353-1-9451212        Tel: +353-1-6798 333
                                   press@ryanair.com            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 July 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary